        Exhibit 4.4
DESCRIPTION OF SECURITIES
The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to i) our Amended and Restated Charter (“Charter”), ii) our Amended and Restated Bylaws (“Bylaws”), iii) the warrant-related documents described herein, and iv) the general Corporation Law of the State of Delaware, or the DGCL. We urge to you read each of the Amended and Restated Charter, the Amended and Restated Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities, copies of which have been filed as exhibits to our Annual Report on Form 10-K to which this exhibit is attached.
General
Our Charter authorizes the issuance of 250,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Preferred Stock”).
Common Stock
Voting Rights
Holders of Common Stock are entitled to one (1) vote for each share held of record on all matters properly submitted to a vote of stockholders and holders of the Common Stock shall have the exclusive right to vote for the election of directors. Unless specified in our Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of our stockholders at which there is a quorum is required to approve any such matter voted on by its stockholders. Our board of directors (“Board”) is divided into three (3) classes, each of which generally serve for a term of three (3) years with only one (1) class of directors being elected each year. At any meeting of stockholders for the election of one or more directors at which a quorum is present, the election shall be determined by a plurality of the votes cast by the stockholders entitled to vote at the election. Our stockholders do not have cumulative voting rights.
Economic Rights
Dividends and Distributions. Stockholders are entitled to receive ratable dividends, if any, as may be declared from time to time by our Board out of legally available assets or funds.
    Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
No Preemptive or Similar Rights
Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.
Preferred Stock
Under our Charter currently in effect, our board of directors may, without further action by our stockholders, fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions. of up to an aggregate of 10,000,000 shares of preferred stock.
Redeemable Warrants
The warrants were issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company (“CST”), as warrant agent, and FinServ Acquisition Corp. (“FinServ”), dated October 31, 2019 (the “Warrant Agreement”). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least a majority of the then outstanding warrants to make any change that adversely affects the interests of the registered holders of warrants. We have authorized 11,500,000 redeemable warrants, of which 1,150,000 are outstanding. Capitalized terms in this section will have the meaning ascribed to them in the Warrant Agreement, if not separately defined herein.
The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified check payable to us or by wire transfer, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of our common stock and any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.
Pursuant to the Warrant Agreement, a warrantholder may exercise its warrants only for a whole number of shares of Common Stock. This means that only a whole warrant may be exercised at any given time by a warrantholder. Only whole warrants are traded. The warrants will expire five (5) years after the completion of the initial business combination, at 5:00 p.m. Eastern Time or earlier upon redemption or liquidation.
We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to us satisfying our obligations described below with respect to registration. No warrant is exercisable and we will not be obligated to issue shares of Common Stock upon exercise of a warrant unless Common Stock issuable upon such warrant exercise has been registered, qualified, or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.We may call the warrants for redemption:
•        in whole and not in part;
•        at a price of $0.01 per warrant;
•        upon not less than 30 days’ prior written notice of redemption given after the warrants become exercisable (the “30-day redemption period”) to each warrantholder; and
•        if, and only if, the reported last sale price of the Common Stock stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three (3) business days before we send the notice of redemption to the warrantholders.
If and when the warrants become redeemable, we may not exercise its redemption right if the issuance of shares of our Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification.
We established the last of the redemption criteria discussed above to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder is entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on its stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If we call its warrants for redemption and its management does not take advantage of this option, FinServ Holdings LLC, the Sponsor, and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that, to the warrant agent’s actual knowledge, after giving effect to such exercise, such person (together with such person’s affiliates) would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the shares of our common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of Common Stock or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during 10 trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities, or other assets to the holders of our Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, with respect to any other provision relating to stockholders’ rights, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.
If the number of outstanding shares of Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.
Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the warrantholders will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value of the warrant. The purpose of such exercise price reduction is to provide additional value to warrantholders when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the warrantholders otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

Anti-Takeover Provisions

Certificate of Incorporation and Bylaws
Among other things, our Charter and Bylaws:

•	permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

•	provide that the authorized number of directors may be changed only by resolution of our board of directors;

•	provide that our board of directors will be classified into three classes of directors;

•	provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, directors may only be removed for cause and only upon the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class;

•	provide that all vacancies, including newly created directorships, may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director;

•	require that any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•	provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•	not provide for cumulative voting rights.

The affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal certain provisions above, with Article X in the Charter providing additional details on amendments to the Charter and these provisions.
The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.
These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Charter or the Bylaws, (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as such term is defined in Section 115 of the DGCL, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act.

Notwithstanding the foregoing, the provisions of this Section 11.1 will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other claim for which the federal courts have exclusive jurisdiction. Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Company shall be deemed to have notice of and consented to this provision.

Transfer Agent and Warrant Agent

The transfer agent and warrant agent for the warrants is Continental Stock Transfer & Trust.